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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-43418

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Wyser-Pratte & Co., Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

504 Guard Hill Rd
(No. and Street)

Bedford	NY	10506
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Howard Spindel (212) 897-1688
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper LLP
(Name - if individual, state last, first, middle name)

750 Third Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (3-91)

WYSER-PRATTE & CO., INC.
Statement of Financial Condition

DECEMBER 31, 2018

OATH OR AFFIRMATION

I, Scott Principi, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to Wyser-Pratte & Co. for the year ended December 31, 2018, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

CEO
Title

Notary Public

DEBRA KASHKIN
Notary Public – State of New York
NO. 01KA6171010
Qualified in Putnam County
My Commission Expires Jul 23, 2019

This report ** contains (check all applicable boxes):

[x] Independent Auditors' Report.
[x] Facing Page.
[x] Statement of Financial Condition.
[ ] Statement of Income (Loss).
[ ] Statement of Changes in Financial Condition.
[ ] Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
[ ] Computation of Net Capital.
[ ] Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
[ ] Information Relating to the Possession or Control Requirements Rule 15c3-3
[ ] A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3- 1 and the Computation for Determination of Reserve Requirements Under Exhibit A of Rule 15c3-3.
[] A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation
[x] An Oath or Affirmation.
[ ] A copy of the SIPC Supplemental Report.
[ ] A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
[ ] Report of Independent Registered Public Accounting Firm regarding Rule 15c3-3 exemption report.
[ ] Management Statement Regarding Compliance with the Exemption Provision for SEC Rule 15c3-3

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WYSER-PRATTE & CO., INC.

CONTENTS

December 31, 2018

EisnerAmper LLP
750 Third Avenue
New York, NY 10017
T 212.949.8700
F 212.891.4100
www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Wyser-Pratte & Co., Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Wyser-Pratte & Co., Inc. (the "Company") as of December 31, 2018 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

EisnerAmper LLP

We have served as the Company's auditor since 2008.

EISNERAMPER LLP
New York, New York
February 25, 2019



STATEMENT OF FINANCIAL CONDITION

December 31, 2018

ASSETS	
Cash	$ 415,028
Commissions receivable	13,975
Due from Affiliate	186,166
Other assets	17,142
Total Assets	$ 632,311
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities:	
Accrued expenses and other liabilities	$ 30,045
Total liabilities	30,045
Stockholder's Equity:	
Common stock - $1 par value; authorized, issued and outstanding 1,000 shares	1,000
Additional paid-in capital	382,790
Retained earnings	218,476
Total stockholder's equity	602,266
Total Liabilities and Stockholder's Equity	$ 632,311

See Notes to Statement of Financial Condition

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES:

Wyser-Pratte & Co., Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company primarily acts as the broker of record for transactions initiated by its affiliated investment advisor on behalf of customers, for which it earns commissions. All transactions for its customers are cleared through and carried by a New York Stock Exchange member firm.

The preparation of this financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

The Company has elected to be treated as a Subchapter S Corporation for federal and New York State income tax purposes. As an S Corporation, the Company is subject to New York City General Corporation tax and a New York State tax surcharge, while the stockholder is liable for personal income taxes on the Company's taxable income.

The Company recognizes tax benefits or expense on the temporary differences between the tax basis and book basis of its assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. At December 31, 2018, the Company did not record a deferred tax asset or liability as the amount was immaterial.

Management is responsible for determining whether a tax position taken by the Company is more likely than not to be sustained on the merits. Tax laws are complex and subject to different interpretations by the taxpayer and taxing authorities. Significant judgment is required when evaluating tax provisions and related uncertainties. Future events such as changes in tax legislation could require a provision for income taxes. Any such changes could significantly affect the amounts reported in stockholder's equity in the statement of financial condition.

The Company maintains its cash balances at one financial institution which at times may exceed federal limits. The Company does not regard itself to be at any risk with respect to its cash balances.

2. FAIR VALUE OF FINANCIAL INSTRUMENTS:

Certain financial instruments are carried at amounts that approximate fair value due to the short-term nature and negligible credit risk. These instruments include cash (Level 1), commissions receivable (Level2), and due to/from affiliate (Level 2).

3. **REGULATORY REQUIREMENTS:** As a broker-dealer and member organization of FINRA, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the SEC. The rule requires the Company to maintain minimum net capital, as defined, of 6-2/3% of aggregate indebtedness, as defined, or $5,000, whichever is greater. At December 31, 2018, the Company had net capital of $384,983 which exceeded its requirement of $5,000 by $379,983.

The Company's customer activities are handled by another broker, which acts as a clearing broker for these customers. The Company itself does not handle cash or securities on behalf of customers.

4. **RELATED PARTY TRANSACTIONS AND CONCENTRATIONS:** The Company has entered into an Administrative Services Agreement (the "Services Agreement") with its affiliate, Wyser-Pratte Management Company, Inc. ("WPM"), that has a term of one year and is automatically renewed annually, unless terminated or modified by written notice. Pursuant to the Services Agreement, WPM provides administrative, facility and other management and back-office services to the Company.

As of December 31, 2018, the Company has an outstanding receivable of $186,166 from WPM as a result of the prepayment of administrative costs.

The Company earned its entire commission income from related parties, of which approximately 52% is from the EuroPartners Arbitrage Fund (the "Fund"), in which the sole stockholder of the Company is also the principal of the investment adviser of the Fund. The remaining balance is from the accounts owned by the stockholder of the Company, and an entity owned by the stockholder of the Company. Commissions charged by the Company are discretionary. At December 31, 2018, commissions receivable of $13,975 represented commissions earned on a trade date basis but not yet received.

The accompanying financial statement is not necessarily indicative of the Company's financial condition had the Company been operated as an unaffiliated entity. The sole stockholder of the Company has committed to invest more money into the Company when and if this should become necessary to do so.